UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

CTI BioPharma Corp.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

12648L 60 1

(CUSIP Number)

SPIKE LOY

BVF Partners L.P.

1 Sansome Street, 30th Floor

San Francisco, California 94104

(415) 525-8890

ADAM W. FINERMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 9, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO 12648L 60 1

1	NAME OF REPORTING PERSON

BIOTECHNOLOGY VALUE FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,566,549*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,566,549*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,566,549*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.3%
14	TYPE OF REPORTING PERSON

PN

* See Item 5 of the Schedule 13D.

2

CUSIP NO 12648L 60 1

1	NAME OF REPORTING PERSON

BIOTECHNOLOGY VALUE FUND II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,295,083*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,295,083*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,295,083*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%
14	TYPE OF REPORTING PERSON

PN

* See Item 5 of the Schedule 13D.

3

CUSIP NO 12648L 60 1

1	NAME OF REPORTING PERSON

BIOTECHNOLOGY VALUE TRADING FUND OS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		651,074*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

651,074*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

651,074*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%
14	TYPE OF REPORTING PERSON

PN

* See Item 5 of the Schedule 13D.

4

CUSIP NO 12648L 60 1

1	NAME OF REPORTING PERSON

BVF PARTNERS OS LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		651,074*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

651,074*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

651,074*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%
14	TYPE OF REPORTING PERSON

CO

* See Item 5 of the Schedule 13D.

5

CUSIP NO 12648L 60 1

1	NAME OF REPORTING PERSON

BVF PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,596,357*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

8,596,357 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,596,357 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.99%
14	TYPE OF REPORTING PERSON

PN, IA

* See Item 5 of the Schedule 13D.

6

CUSIP NO 12648L 60 1

1	NAME OF REPORTING PERSON

BVF INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,596,357*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

8,596,357*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,596,357*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.99%
14	TYPE OF REPORTING PERSON

CO

* See Item 5 of the Schedule 13D.

7

CUSIP NO 12648L 60 1

1	NAME OF REPORTING PERSON

MARK N. LAMPERT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,596,357*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

8,596,357*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,596,357*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.99%
14	TYPE OF REPORTING PERSON

IN

* See Item 5 of the Schedule 13D.

8

CUSIP NO 12648L 60 1

1	NAME OF REPORTING PERSON

MATTHEW D. PERRY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		43,139
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

43,139
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

43,139
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP NO 12648L 60 1

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of BVF, BVF2, Trading Fund OS, and held in the Partners Management Accounts, were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted on Schedule A.

The aggregate purchase price of the 3,566,549 Shares beneficially owned by BVF is approximately $25,892,944, including brokerage commissions. The aggregate purchase price of the 2,295,083 Shares beneficially owned by BVF2 is approximately $15,508,452, including brokerage commissions. The aggregate purchase price of the 651,074 Shares beneficially owned by Trading Fund OS is approximately $4,842,274, including brokerage commissions. The aggregate purchase price of the 2,083,651 Shares beneficially owned by the Partners Management Accounts is approximately $21,325,253, including brokerage commissions.

The aggregate purchase price of the 281 shares of Series N3 Preferred Stock, no par value per share (the “Series N3 Preferred Stock”) owned directly by BVF is approximately $562,000, including brokerage commissions. The aggregate purchase price of the 197 shares of Series N3 Preferred Stock owned directly by BVF2 is approximately $394,000, including brokerage commissions. The aggregate purchase price of the 48 shares of Series N3 Preferred Stock owned directly by Trading Fund OS is approximately $96,000, including brokerage commissions. The aggregate purchase price of the 49 shares of Series N3 Preferred Stock held in the Partners Management Accounts is approximately $98,000, including brokerage commissions.

The 43,139 Shares beneficially owned by Mr. Perry were granted to Mr. Perry by the Issuer in his capacity as a director of the Issuer.

Item 5.	Interest in Securities of the Issuer.

 Items 5(a) – (c) are hereby amended and restated to read as follows:

(a)          The aggregate percentage of Shares reported owned by each person named herein is based on a denominator that is the sum of: (i) 28,389,186 Shares outstanding as of June 13, 2017, which is the total number of Shares outstanding as advised by the Issuer and (ii) 14,616,633 Shares issued upon the conversion of certain Series N3 Preferred Stock.

As of the date hereof, the Reporting Persons hold 575 Series N3 Preferred Stock, convertible into an aggregate of 383,333 shares of Common Stock. The conversion ratio is 667 Shares for 1 share of Series N3 Preferred Stock. The Series N3 Preferred Stock may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, more than 19.99% of the Shares outstanding immediately after giving effect to such exercise (the “Beneficial Ownership Limitation”).

10

CUSIP NO 12648L 60 1

As of the date hereof, (i) BVF beneficially owned 3,566,549 Shares, excluding approximately 187,333 Shares of Common Stock issuable upon the conversion of certain Series N3 Preferred Stock, representing percentage ownership of approximately 8.3% of the Shares outstanding, (ii) BVF2 beneficially owned 2,295,083 Shares, excluding 131,333 Shares of Common Stock issuable upon the conversion of certain Series N3 Preferred Stock, representing percentage ownership of approximately 5.3% of the Shares outstanding, (iii) Trading Fund OS beneficially owned 651,074 Shares, excluding 32,000 Shares of Common Stock issuable upon the conversion of certain Series N3 Preferred Stock, representing percentage ownership of approximately 1.5% of the Shares outstanding and (iv) 2,083,651 Shares were held in the Partners Management Accounts, excluding 32,667 Shares of Common Stock issuable upon the conversion of certain Series N3 Preferred Stock, representing percentage ownership of approximately 4.9% of the Shares outstanding.

Partners, as the general partner of BVF, BVF2, the sole member of Partners OS and the investment manager of Trading Fund OS and the Partners Management Accounts, may be deemed to beneficially own the 8,596,357 Shares beneficially owned in the aggregate by BVF, BVF2, Trading Fund OS, and held in the Partners Management Accounts, excluding, 383,333 Shares of Common Stock issuable upon the conversion of certain Series N3 Preferred Stock, representing percentage ownership of approximately 19.99% of the Shares outstanding.

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 8,596,357 Shares beneficially owned by Partners, excluding, 383,333 Shares of Common Stock issuable upon the conversion of certain Series N3 Preferred Stock, representing percentage ownership of approximately 19.99% of the Shares outstanding.

Mr. Lampert, as a director and officer of BVF Inc. may be deemed to beneficially own the 8,596,357 Shares beneficially owned by BVF Inc., excluding, 383,333 Shares of Common Stock issuable upon the conversion of certain Series N3 Preferred Stock, representing percentage ownership of approximately 19.99% of the Shares outstanding.

As of the date hereof, Mr. Perry directly owns 43,139 Shares, representing percentage ownership of less than 1% of the Shares outstanding.

(b)          Each of BVF, BVF2 and Trading Fund OS shares with Partners voting and dispositive power over the Shares each such entity beneficially owns. Trading Fund OS shares with Partners OS, voting and dispositive power over the Shares beneficially owned by Trading Fund OS. Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the 8,596,357 Shares they may be deemed to beneficially own with BVF, BVF2, Trading Fund OS and Partners OS.

(c)          Schedule A annexed hereto lists all transactions in securities of the Issuer during the past sixty days by the Reporting Persons. All of such transactions were effected in the open market, except as otherwise noted.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On June 9, 2017, the Issuer entered into a letter agreement with certain of the Reporting Persons pursuant to which the Issuer has agreed to, upon certain of the Reporting Persons’ election and subject to any board and committee approvals, exchange shares of Common Stock purchased by certain of the Reporting Persons directly from the Issuer or underlying convertible preferred stock purchased by certain of the Reporting Persons directly from the Issuer, including the shares of Common Stock underlying the Series N3 Preferred Stock offered in the offering, into shares of a convertible non-voting preferred stock with substantially similar terms as the Series N3 Preferred Stock in this offering, including a conversion “blocker” of the Issuer’s Common Stock. Such right would terminate if at any time BVF Partners’ beneficial ownership of the Issuer’s Common Stock falls below 5%. The Issuer will take commercially reasonable efforts to cooperate to effectuate such exchange, provided that it does not adversely affect the Issuer and complies with applicable federal and state securities laws.

Also on June 9, 2017, in connection with the letter agreement, the Reporting Persons converted 6,175 Shares of Series N3 Preferred Stock into 4,116,666 Shares of Common Stock in accordance with the Beneficial Ownership Limitation.

11

CUSIP NO 12648L 60 1

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2017

BIOTECHNOLOGY VALUE FUND, L.P.		BVF INC.

By:	BVF Partners L.P., its general partner	By:	/s/ Mark N. Lampert
By:	BVF Inc., its general partner		Mark N. Lampert
President
By:	/s/ Mark N. Lampert
Mark N. Lampert
	President		/s/ Mark N. Lampert
MARK N. LAMPERT

BIOTECHNOLOGY VALUE FUND II, L.P.

By:	BVF Partners L.P., its general partner
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF PARTNERS L.P.

By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF PARTNERS OS LTD.

By:	BVF Partners L.P., its sole member
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

Biotechnology Value Trading Fund OS LP

By:	BVF Partners L.P., its investment manager
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

/s/ Matthew D. Perry
MATTHEW D. PERRY
12

CUSIP NO 12648L 60 1

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty Days

Class of Security	Securities Purchased / (Sold)	Price ($)	Date of Purchase / Sale

BIOTECHNOLOGY VALUE FUND, L.P.

Series N3 Preferred Stock*	3,292*	2,000.00	06/09/2017
Common Stock	2,007,333	*	06/09/2017

BIOTECHNOLOGY VALUE FUND II, L.P.

Series N3 Preferred Stock*	2,312*	2,000.00	06/09/2017
Common Stock	1,410,000	*	06/09/2017

BIOTECHNOLOGY VALUE TRADING FUND OS LP

Series N3 Preferred Stock*	561*	2,000.00	06/09/2017
Common Stock	342,000	*	06/09/2017

BVF PARTNERS L.P. (THROUGH THE PARTNERS MANAGEMENT ACCOUNTS)

Series N3 Preferred Stock*	585*	2,000.00	06/09/2017
Common Stock	357,333	*	06/09/2017

* In connection with the letter agreement, as further described in Item 6, on June 9, 2017, 6,175 Shares of Series N3 Preferred Stock were converted into 4,116,666 Shares of Common Stock. As a result, the Reporting Persons now only hold an aggregate of 575 Shares of Series N3 Preferred Stock.